THOMPSON    ATLANTA      CINCINNATI          COLUMBUS         NEW YORK
HINE          BRUSSELS     CLEVELAND           DAYTON           WASHINGTON, D.C.
----------------------------------------


April 23, 2010



VIA EDGAR (CORRESPONDENCE FILING)

Mrs. Patricia Williams
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:  PC&J PRESERVATION FUND
     POST-EFFECTIVE AMENDMENT NO. 29
     FILE NOS. 2-95285; 811-4204
     ---------------------------

     PC&J PERFORMANCE FUND (TOGETHER WITH PC&J PERFORMANCE FUND, THE "REGISTRANTS" AND EACH A "REGISTRANT")
     POST-EFFECTIVE AMENDMENT NO. 30
     FILE NOS. 2-87490; 811-3906
     ---------------------------
Dear Mrs. Williams:
     On behalf of the Registrants, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment Nos. 29 and 30 to the Registrants' Registration Statements filed with respect to the PC&J Preservation Fund and the PC&J Performance Fund (each a "Fund"), respectively. Your comments are set forth below and each is followed by the Registrants' responses.

PROSPECTUS
----------
COMMENT 1:
     On  the  front  cover  of each Prospectus, delete the following disclosure:
     "A  No-Load  Fund"
     The  Fund  address  and  website  information.
     The  name  of  the  Investment  Adviser.
     "Important  Features"
     "No Sales Commissions or Withdrawal Charges"

COMMENT 1:
(CON'T)
     "Professional  Management"
     "Diversification"
     If the Funds have ticker symbols, include the symbols on the front cover pages of the Prospectuses.

RESPONSE:
     The  disclosure  has  been  revised  as  requested.
     The  Funds  do  not  have  ticker  symbols.

COMMENT 2:
     In the "Annual Fund Operating Expenses" table of each Prospectus, please conform the parenthetical below the table heading to Item 3 of Form N-1A.

RESPONSE:
     The  disclosure  has  been  revised  to  read  as  follows:

"(expenses that you pay each year as a percentage of the value of your investment)"

COMMENT  3:
     In the "Fund Summary, Principal Investment Strategy" section of the Preservation Fund Prospectus, please disclose the maturity limits for the fixed income securities in which the Fund invests.

RESPONSE:
     The first sentence of the "Fund Summary, Principal Investment Strategy" section of the Preservation Fund Prospectus has been revised as follows:

     "Under normal circumstances, the Fund invests in investment grade variable and fixed income securities of any maturity."
                              ===================

COMMENT 4:
     Please address the sporadic appearance of the following text "country regionplaceU.S." (and variations thereof) throughout the Prospectuses and Statements of Additional Information.

RESPONSE:
     The  text  was  the  result  of  a  software  problem and has been deleted.

COMMENT 5:
     In the "Average Annual Total Return" table of each Prospectus, please delete the following footnote: "*Reflects no deduction for fees, expenses, or taxes."

RESPONSE
     The  footnote  has  been  deleted  as  requested.

COMMENT 6:
     In  the  "Fund  Summary,  Performance"  section  of  the  Preservation Fund
Prospectus,  please  delete  the  following  disclosure:

     "The Barclays Intermediate Government/Credit Index is a widely recognized, unmanaged, broad-based index containing only investment grade fixed income securities traded in the country-regionplaceUnited States."

     In  the  "Fund  Summary,  Performance"  section  of  the  Performance  Fund
Prospectus,  please  delete  the  following  disclosure:

     "The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized, unmanaged index of common stock prices."

RESPONSE:
     The  disclosure  has  been  revised  as  requested.

COMMENT 7:
     Please delete "Investment Adviser" from the "Investment Adviser Portfolio Manager" heading in the "Fund Summary" section.

RESPONSE:
     The  disclosure  has  been  revised  as  requested.

COMMENT 8:
     Please delete the following disclosure from the "Fund Summary, Purchase and Sale of Fund Shares" section of each Prospectus:

     "You may purchase shares of the Fund on any business day the StateNew York Stock Exchange is open."

RESPONSE:
     The  disclosure  has  been  revised  as  requested.

COMMENT 9:
     In the fourth full paragraph of the "Investment Adviser" section of each Prospectus, please indicate the period covered by the semi-annual report referenced.

RESPONSE:
     The  disclosure  has  been  revised  as  follows:

     A discussion of the factors considered by the Board of Trustees in renewing the Investment Advisory Agreement between the Fund and the Adviser is available  in the  Fund's  semi-annual  report  to  shareholders for
                                                                ====
the  period  ended  June  30,  2009.
===================================

COMMENT 10:
     In the Performance Fund Prospectus, the "Portfolio Turnover" section indicates that the Fund's portfolio turnover rate during the most recent fiscal year ended was 145%. Accordingly, please add disclosure regarding high portfolio turnover to the strategy and risk discussion.

RESPONSE:
     The following disclosure has been added to the "Fund Summary, Principal Investment Strategy" section and the "Additional Information on Investment
Objective,  Strategies  and  Risks"  section:

     The  portfolio  manager  may  engage  in frequent buying and selling of the
     ===========================================================================
Fund's  investments.
====================

     In addition, the following disclosure has been added to the "Fund Summary, Principal Investment Risks" section and the "Additional Information on Investment Objective, Strategies and Risks" section:

     Portfolio  Turnover Risk:Portfolio turnover refers to the rate at which the
     ===========================================================================
securities  held  by  the Fund are replaced. The higher the rate, the higher the
================================================================================
transactional and brokerage costs associated with the turnover, which may reduce
================================================================================
the  Fund's  return  unless the securities traded can be bought and sold without
================================================================================
corresponding  commission costs.  Active trading of securities may also increase
================================================================================
the  Fund's realized capital gains or losses, which may affect the taxes you pay
================================================================================
as  a  Fund  shareholder.
=========================

------
STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------
COMMENT  1:
     Please add disclosure regarding the Board's role in risk oversight to the "Organization and Operation of the Fund" section of each Statement of Additional Information.

RESPONSE:
     The following currently appears in the "Organization and Operation of the Fund" section:

     "The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives reports from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial reporting risk to be within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information, and the Independent Auditor has open access to the Audit Committee members."

Therefore, the Registrants believe that this disclosure adequately describes the Board's role in risk oversight.

COMMENT 2:
     In the "Organization and Operation of the Fund" section, please tailor the disclosure regarding the reasons each Trustee is competent to serve on a Trustee-by-Trustee basis (e.g., Ms. Carlson is competent because , Mr. Johnson is competent because , etc.)

RESPONSE:
     The disclosure has been revised as follows:

Ms.  Carlson  is  competent  because  she has over 25 years of security
==============================================================================
analysis  and  portfolio management experience. In addition to her duties as the
================================================================================
portfolio  manager  for  the  PC&J  Preservation  Fund,  she  has  overseen  the
================================================================================
accounting,  operations  and compliance policies and procedures since the Fund's
================================================================================
inception.  Ms.  Carlson  has  served on numerous non-profit boards often in the
================================================================================
capacity  of  Treasurer  or Finance Committee Chair.  In many of these fiduciary
================================================================================
roles  oversight  of  the  investment  management  process  for  the  respective
================================================================================
organization's  endowment  has  been  an  important  part  of  her  volunteer
=============================================================================
responsibilities.  Ms.  Carlson  holds  a  Bachelor  of Science in Economics and
================================================================================
Finance  and  a  Master  of  Business  Administration  degree and is a Chartered
================================================================================
Financial  Analyst  (CFA).
==========================

     Mr.  Johnson is competent because he has over 25 years of security analysis
     ===========================================================================
and portfolio management experience.  In addition to his duties as the portfolio
================================================================================
manager  for  the  PC&J  Performance  Fund,  he  serves  as the Fund's secretary
================================================================================
monitoring  the  regulatory  compliance requirements.  Mr. Johnson has served on
================================================================================
several  non-profit boards including advisory boards and is often entrusted with
================================================================================
oversight  responsibility  for  the  organization's finances and endowments.  He
================================================================================
holds a Bachelor of Science in Economics and a Master of Business Administration
================================================================================
degree  and  is  a  Chartered  Financial  Analyst  (CFA).
=========================================================

     Mr.  Lohbeck is competent because he has 38 years of accounting, management
     ===========================================================================
and  business consulting experience including having served for over 25 years as
================================================================================
the  Chief  Financial  Officer  or  Chief  Operating  Officer  for two different
================================================================================
organizations  involved  in  the commercial construction trades.  In addition to
================================================================================
his  business  endeavors  he has served on numerous non-profit boards.  Over the
================================================================================
years,  Mr.  Lohbeck  has  also  taught  college accounting courses.  He holds a
================================================================================
Bachelor of Business Administration in Accounting and has maintained an inactive
================================================================================
status  for  his  Certified  Public  Accountant  (CPA)  designation.
====================================================================

     Ms. Pannier is competent because she was an audit partner with Deloitte and
     ===========================================================================
Touche, LLC providing accounting and audit services for over 20 years.  Prior to
================================================================================
retiring from Deloitte and Touche she was the lead client service partner of the
================================================================================
Funds'  annual audit.  Ms. Pannier has served on numerous non-profit boards, and
================================================================================
is  often asked to participate or chair an organization's finance committee. She
================================================================================
holds  a  Bachelor  of Business Administration in Accounting, and while employed
================================================================================
maintained  her  designation  as  a  Certified  Public  Accountant  (CPA)."
==========================================================================


GENERAL
-------

COMMENT  1:
     Please provide a statement in response to the generic "Tandy" comments.

RESPONSE:
     The  Registrants  have  authorized  us to acknowledge on their behalf that:

     1. Each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

     2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. Neither Registrant may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/

Thompson  Hine  LLP